SCHEDULE 13G
(Rule 13d-102)
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
SACHEM CAPITAL CORP.
(Name of Issuer)

Common Share, par value $0.001 per share
(Title of Class of Securities)

78590A109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78590A109	13G/A	Page 2 of 6 Pages

1. Names of Reporting Persons/I.R.S. Identification Nos. of above persons (Entities Only). Jeffrey C. Villano
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 1
6. Shared Voting Power 0
7. Sole Dispositive Power 1
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 1
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 1%
12. Type of Reporting Person (See Instructions) IN

CUSIP No. 78590A109	13G/A	Page 3 of 6 Pages

Item 1.
(a) Name of Issuer:
Sachem Capital Corp.
(b) Address of Issuer's Principal Executive Offices:

698 Main Street, Branford, CT 06405
Item 2.
(a) Name of Persons Filing:
Jeffrey C. Villano
(b) Address of Principal Business Office or, if none, Residence:
The residence of Jeffrey C. Villano is 129 Catullo Dr
Guilford, Ct 0643
(c) Citizenship:
United States of America.
(d) Title of Class of Securities:
Common Share, par value $0.001 per share
(e) CUSIP Number:
78590A109

CUSIP No. 78590A109	13G/A	Page 4 of 6 Pages

Item 3.   If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under Section 15 of the Exchange Act.

☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
☐	Investment company registered under Section 8 of the Investment Company Act.
☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.
(a) Amount Beneficially Owned:
As of December 31, 2021, the Reporting Person may be deemed to beneficially own one Common Share.
(b) Percent of Class:
Less than 1%.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:  1 Common Shares.
(ii) Shared power to vote or to direct the vote:  0 Common Shares.
(iii) Sole power to dispose or to direct the disposition of: 1 Common Shares.
(iv) Shared power to dispose or to direct the disposition:  0 Common Shares.
Item 5.   Ownership of Five Percent or Less of a Class.
If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

CUSIP No. 78590A109	13G/A	Page 5 of 6 Pages

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.    Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8.    Identification And Classification of Members of The Group.
Not Applicable
Item 9.     Notice of Dissolution of Group.
Not Applicable
Item 10.    Certifications.
Not Applicable

CUSIP No. 78590A109	13G/A	Page 6 of 6 Pages

Signature
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2022	/s/ Jeffrey C. Villano
Jeffrey C. Villano